SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

US Airways Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

90341W108

(CUSIP Number)

Geoffrey T. Crowley

Eastshore Aviation, LLC

W6390 Challenger Drive, Suite 203

Appleton, Wisconsin 54914

920-739-5123

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 90341W108	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eastshore Aviation, LLC (I.R.S. I.D. No. 20-2356808)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,283,333 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,283,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,283,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.95%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341W108	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Geoffrey T. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,283,333 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,283,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,283,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.95%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341W108	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) William P. Jordan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,283,333 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,283,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,283,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.95%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341W108	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Patrick J. Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,283,333 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,283,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,283,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.95%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341W108	13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard A. Bartlett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,125 8 SHARED VOTING POWER 4,283,333 9 SOLE DISPOSITIVE POWER 4,125 10 SHARED DISPOSITIVE POWER 4,283,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,287,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.96%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341W108	13D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jerry M. Seslowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,283,333 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,283,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,283,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.95%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341W108	13D	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John C. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,283,333 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,283,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,283,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.95%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90341W108	Page 9 of 12 Pages

This Amendment No. 2 to the Schedule 13D is being filed to amend and supplement the Schedule 13D filed on October 7, 2005 (as amended by Amendment No. 1 to the Schedule 13D filed on March 21, 2006) by Eastshore Aviation, LLC, a Delaware limited liability company (“Eastshore”), and each of Geoffrey T. Crowley, William P. Jordan, Patrick J. Thompson, Richard A. Bartlett, Jerry M. Seslowe and John C. Shaw, each of whom is a member and a director of Eastshore (collectively, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of US Airways Group, Inc., a Delaware corporation (the “Company”). Items designated as “no change” indicate that the information previously included in the Schedule 13D remains current as of the date of this Amendment.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds

No change.

Item 4. Purpose of Transaction

The Company granted 4,125 options to purchase Common Stock (the “Stock Options”) to Richard A. Bartlett (“Bartlett”) pursuant to a Nonstatutory Stock Option Award Agreement dated as of May 17, 2006 (the “Stock Option Agreement”). A copy of a form of the Stock Option Agreement is filed as Exhibit 99.4 hereto.

On May 31, 2006, Eastshore entered into a Purchase Agreement (the “Purchase Agreement”) with Goldman, Sachs & Co. (the “Underwriter”) and the Company pursuant to which Eastshore agreed to sell 3,050,000 shares of Common Stock to the Underwriter at a per share price of $45.20 per share (or an aggregate price of $137,860,000), subject to the satisfaction or waiver of conditions not within Eastshore’s control, as set forth in the Purchase Agreement. A copy of the Purchase Agreement is filed as Exhibit 99.5 hereto. Such sale closed on June 5, 2006.

Each of Eastshore and the Reporting Persons may make purchases or additional sales of shares of Common Stock, in sales registered under the Securities Act of 1933, in open market sales when eligible to do so under Rule 144 under the Securities Act of 1933, in open market purchases, in private purchase or sale transactions or otherwise, although none of Eastshore or the Reporting Persons has any current intention to do so.

CUSIP NO. 90341W108	Page 10 of 12 Pages

Item 5. Interest in Securities of the Issuer

As of the date of this filing, Bartlett owns 4,125 Stock Options, resulting in his shared and sole beneficial ownership of an aggregate of 4,287,458 shares or 4.96% of the issued and outstanding shares of Common Stock.

As of the date of this filing, Eastshore beneficially owns 4,283,333 shares of Common Stock of the Company (the “Eastshore Shares”), which constitutes approximately 4.95% of the issued and outstanding shares of Common Stock based on 86,474,218 shares of Common Stock outstanding as of May 31, 2006, as reported by the Company. Eastshore possesses shared voting power and investment power over all such Eastshore Shares. The Eastshore Shares of Common Stock reported hereby are directly owned by Eastshore. The Reporting Persons may each be deemed to have shared voting and investment power over the Eastshore Shares as directors of Eastshore. The Reporting Persons hereby disclaim beneficial ownership in the Eastshore Shares. The information for each Reporting Person on the cover page gives effect to the closing of the sale pursuant to the Purchase Agreement.

As a result of the consummation of the Purchase Agreement, as of June 5, 2006, Eastshore beneficially owns less than 5% of the issued and outstanding Common Stock of the Company. Therefore, none of the Reporting Persons will be subject to Section 13(d) after the filing of this Amendment No. 2, unless additional purchases are made after the date hereof such that the Reporting Persons’ beneficial ownership again exceeds 5% of the issued and outstanding Common Stock of the Company. As noted in Item 4 above, none of the Reporting Persons have any current intent to engage in any additional purchases at this time.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

As described above, Eastshore has entered into the Purchase Agreement for the sale of 3,0500,000 shares of Common Stock.

Pursuant to Eastshore’s Operating Agreement, Eastshore is governed by a Board of Directors consisting of six members. The Reporting Persons constitute the six directors of Eastshore and, as a result, may be deemed to have shared voting and investment power over the Eastshore Shares. The Reporting Persons hereby disclaim beneficial ownership in such Eastshore Shares.

Eastshore has entered into a Stockholder’s Agreement dated as of September 27, 2005 between the Company and Eastshore (the “Stockholder’s Agreement”) providing for restrictions on the transfer of the Common Stock held by Eastshore, certain registration rights for Eastshore and the right for Eastshore to nominate one member of the Company’s Board of Directors. A copy of the Stockholder’s Agreement was filed as Exhibit 99.2 to the Schedule 13D dated October 7, 2005.

CUSIP NO. 90341W108	Page 11 of 12 Pages

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits hereto:

Exhibit 99.1	Joint Filing Agreement dated October 7, 2005 among each of the Reporting Persons (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on October 7, 2005).

Exhibit 99.2	Stockholder’s Agreement, dated as of September 27, 2005 between Eastshore and the Company (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed on October 7, 2005).

Exhibit 99.3	Securities Purchase Agreement, dated as of March 15, 2006 between Eastshore and Par Investment Partners, L.P. (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D filed on March 21, 2006).

Exhibit 99.4	Form of Nonstatutory Stock Option Award Agreement dated as of May 17, 2006 between the Company and Barlett.

Exhibit 99.5	Purchase Agreement, dated May 31, 2006 between Eastshore, the Company and the Underwriter.

CUSIP NO. 90341W108	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2006

EASTSHORE AVIATION, LLC

BY	/s/ Geoffrey T. Crowley

Geoffrey T. Crowley, President and Chief Executive Officer

/s/ Geoffrey T. Crowley
Geoffrey T. Crowley

/s/ Geoffrey T. Crowley

Geoffrey T. Crowley, Attorney-in-Fact
for William P. Jordan
/s/ Geoffrey T. Crowley

Geoffrey T. Crowley, Attorney-in-Fact
for Patrick J. Thompson
/s/ Geoffrey T. Crowley

Geoffrey T. Crowley, Attorney-in-Fact
for Richard A. Bartlett
/s/ Geoffrey T. Crowley

Geoffrey T. Crowley, Attorney-in-Fact
for Jerry M. Seslowe
/s/ Geoffrey T. Crowley

Geoffrey T. Crowley, Attorney-in-Fact
for John C. Shaw